UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42795

DarkIris Inc.

(Registrant’s Name)

Unit D1, 2/F, Kingdom Power Commercial Building

32-36 Des Voeux Road West

Sheung Wan, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On August 7, 2025, the Registration Statement on Form F-1 (File No. 333-288004) relating to the initial public offering (“IPO”) of DarkIris Inc. (the “Company”), originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 13, 2025 (as amended, the “Registration Statement”) was declared effective by the Commission. In connection with the IPO, the Company entered into an Underwriting Agreement, dated August 7, 2025, by and between the Company and US Tiger Securities, Inc. acting as the representative of the several underwriters (the “Representative”). The Company granted the Representative a 45-day option to purchase up to an additional 225,000 class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) to cover over-allotments (the “Over-Allotment Shares”), which option was fully exercised by the Representative on August 8, 2025.

On August 11, 2025, the Company consummated the IPO of 1,725,000 Class A Ordinary Shares at a price of $4.00 per share, generating gross proceeds of $6,900,000, prior to deducting underwriting discounts and commissions and offering expenses payable by the Company. The Class A Ordinary Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “DKI” on August 8, 2025.

In connection with the IPO, the Company issued a press release on August 7, 2025, announcing the pricing of the IPO and a press release on August 11, 2025, announcing the closing of the IPO, respectively.

Copies of the Underwriting Agreement and the two press releases, are furnished as Exhibits 10.1, 99.1, and 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Underwriting Agreement, dated August 7, 2025, by and between the Company and US Tiger Securities, Inc.
99.1	Press Release, dated August 7, 2025.
99.2	Press Release, dated August 11, 2025.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DarkIris Inc.

By:	/s/ Hong Zhifang
Name:	Hong Zhifang
Title:	Chief Executive Officer

Date: August 11, 2025

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